Eaton Vance Management Two International Place Boston, MA 02110 Telephone: (617) 482-8260 Telecopy: (617) 338-8054

June 30, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Eaton Vance Mutual Funds Trust (the “Registrant”)
On behalf of Eaton Vance Diversified Income Fund (the “Fund”)
Post-Effective Amendment No. 144 (1933 Act File No. 02-90946)
Counsel’s Representation Pursuant to Rule 485(b)(4)

Dear Sir or Madam:

     As internal counsel of Eaton Vance Mutual Funds Trust (the “Registrant”), I have reviewed the above-mentioned post-effective amendment to the Registrant’s Registration Statement on Form N-1A being transmitted electronically concurrently herewith, which amendment will become effective on the date set forth on the facing sheet of the amendment, pursuant to Rule 485(b)(4) under the Securities Act of 1933. It is my view that the amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

Very truly yours, /s/ Kathryn A. McElroy Kathryn A. McElroy, Esq. Vice President